EXHIBIT 8.1
LIST OF SUBSIDIARIES
SUBSIDIARY NAME
JURISDICTION OF
INCORPORATION
PROPORTION OF
OWNERSHIP INTEREST
West Witwatersrand Gold Holdings Limited          South Africa 100%
Crown Consolidated Gold Recoveries
Limited
South Africa 100%
Ergo Mining Operations Proprietary
Limited
South Africa 74%
Crown Gold Recoveries Proprietary Limited         South Africa 100%
East Rand Proprietary Mines Limited South Africa 100%
ErgoGold (unincorporated) South Africa 100%
Ergo Mining Proprietary Limited South Africa 100%